ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
1 October to 3 November 2014

3 November 2014

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 October 2014 consisted of 3,888,927,949 ordinary shares, of which,122,691,084 were held as treasury shares; leaving a balance of 3,766,236,865 shares with voting rights.

The figure of 3,766,236,865 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

27 October 2014

National Grid plc (‘National Grid’ or ‘NG’)
National Grid USA

Publication of Annual Reports and Accounts — Group Companies With Listed Debt

In June 2014, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority’s document viewing facility — the National Storage Mechanism (NSM) — situated at: www.morningstar.co.uk/uk/NSM

We confirm that the Annual Report in respect of National Grid USA (a NG Group subsidiary company with listed bonds) has been issued to shareholders.

In accordance with Listing Rule 17.3.1, we confirm that a copy of the Annual Report for National Grid USA has been submitted to and will shortly be available for public inspection at the NSM.

Copies of the all the above documents are also available electronically on the NG website at: www.nationalgrid.com

Contact: David Whincup, Company Secretarial Assistant (020 7004 3209).

23 October 2014

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 21 October 2014, at 8.960%, a total of 337,726,282 shares (previously notified at 8 September 2014, at 9.991%, a total of 376,821,276 shares).

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup
Company Secretarial Assistant
0207 004 3209

16 October 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	16 October 2014

Number of ordinary shares purchased:	1,000,000

Price paid per share (pence):	861.5351

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 122,725,136 of its ordinary shares in treasury and has 3,766,202,813 ordinary shares in issue (excluding treasury shares).

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

National Grid plc (“NG”)

Tuesday 7 October 2014

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 37,048 NG ordinary shares, on 7 October, under the scheme was confirmed by the Trustee today, at a price of 873.6578 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	17 Ordinary Shares

Andrew Bonfield	17 Ordinary Shares

John Pettigrew	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,374,855 Ordinary Shares

Andrew Bonfield	1,127,618 Ordinary Shares

John Pettigrew	474,588 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

2 October 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	2 October 2014

Number of ordinary shares purchased:	1,600,000

Price paid per share (pence):	877.5628

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 121,785,543 of its ordinary shares in treasury and has 3,767,142,406 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).